
02003931

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
MAR 0 1 2002
WASH, D.C.
365
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51715

3/7/02FV

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Prosper Marketing Group, Inc.

OFFICIAL USE ONLY
47218
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10010 San Pedro, Suite 650
(No. and Street)

San Antonio, (City) Texas (State) 78216 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel E. LeGaye (281) 367-0380
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Panfeld, Edelman & Arnold, P.C.
(Name — *if individual, state last, first, middle name*)

414 Portland Road, Suite 100, (Address) San Antonio, (City) Texas (State) 78216 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/02 SS

OATH OR AFFIRMATION

I, Daniel E. LeGaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prosper Marketing Group, Inc., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Daniel E. LeGaye
Financial and Operations Principal

Title



Notary Public


DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. See Note 3 to Financial Statemen
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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Prosper Marketing Group, Inc.
(A Development Stage Company)
Financial Statements
December 31, 2001

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CONTENTS

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Panfeld,
Edelman
& Arnold
(A Professional Corporation)

CERTIFIED PUBLIC ACCOUNTANTS
414 Portland Rd. • San Antonio, Texas 78216
210-340-1040 • Fax: 210-340-6393

Arthur J. Panfeld, C.P.A.
Barry H. Edelman, C.P.A.
Frank B. Arnold, C.P.A.

Report of Independent Certified Public Accountants

Board of Directors
Prosper Marketing Group, Inc.
(A Development Stage Company)
San Antonio, Texas

We have audited the statements of financial condition of Prosper Marketing Group, Inc. (A Development Stage Company) as of December 31, 2001, and the related statements of operations, stockholder's equity, and cash flows for the year then ended and the period from September 22, 1999 (inception) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prosper Marketing Group, Inc. (A Development Stage Company), as of December 31, 2001 and the results of its operations and its cash flows for the year then ended and the period from September 22, 1999 (inception) through December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements referred to above, taken as a whole. The following supplementary schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934:

- Computation of Net Capital Under Rule 15c3-1 (Schedule 1)
- Compliance with Rule 15c3-3 (Schedule 2)

(continued)

Report of Independent Certified Public Accountants (continued)

These schedules have been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



A Professional Corporation

San Antonio, Texas
February 15, 2002

Prospper Marketing Group, Inc.
(A Development Stage Company)
Statement of Financial Condition
December 31, 2001

Assets

Cash in bank	$ 841
Investment - Certificate of Deposit	6,250
Accounts receivable - officer	773
Organizational costs	3,794
Start up costs	8,525
Total Assets	$ 20,183

Liabilities and Stockholder's Equity

Stockholder's equity:		
Common stock - $.01 par value; authorized 1,000,000 shares; issued and outstanding, 100,000 shares	$ 1,000	
Additional contributed capital	53,558	
Deficit accumulated during development stage	(33,489)	
Deficit accumulated prior to development stage	(886)	
		20,183
Total Stockholder's Equity		$ 20,183

The accompanying notes are an integral part of these financial statements.

Prosper Marketing Group, Inc.
(A Development Stage Company)
Statement of Operations
December 31, 2001

	Year Ended December 31, 2001	Period from September 22, 1999, (inception) through December 31,2001
Interest Income	$ 163	$ 602
Expenses:		
General and administrative	14,780	29,237
Regulatory fees	3,024	4,854
Net loss	$ 17,641	$ 33,489

The accompanying notes are an integral part of these financial statements.

Prosper Marketing Group, Inc.
(A Development Stage Company)
Statement of Changes in Stockholder's Equity
Period from September 22, 1999 (inception) through December 31, 2001

	Common stock		Additional contributed capital	Deficit accumulated during development stage	Deficit accumulated prior to development stage	Total stockholder's equity
	Shares	Amount				
Common stock, issued and outstanding	100,000	$ 1,000	$	$	$	$ 1,000
Deficit accumulated prior to development stage					(886)	(886)
Capital contribution - prior to development stage			21,000			21,000
- during development stage			15,600			15,600
Net loss				(15,848)		(15,848)
Balances at December 31, 2000	100,000	1,000	36,600	(15,848)	(886)	20,866
Capital contribution			16,958			16,958
Net loss				(17,641)		(17,641)
Balances at December 31, 2001	100,000	$ 1,000	$ 53,558	$ (33,489)	$ (886)	$ 20,183

The accompanying notes are an integral part of these financial statements.

Prospper Marketing Group, Inc.
(A Development Stage Company)
Statement of Cash Flows
December 31, 2001

	Year Ended December 31, 2001	Period from September 22, 1999, (inception) through December 31, 2001
Cash flows from operating activities:		
Net loss	$ 17,641	$ 33,489
Decrease in accounts payable	673	-0-
Net cash used in operating activities	18,314	33,489
Cash flows from financing activities:		
Capital contributions	16,958	32,588
Net cash provided by financing activities	16,958	32,588
Net decrease in cash and cash equivalents	1,356	930
Cash and cash equivalents at beginning of year	8,447	8,022
Cash and cash equivalents at end of year	$ 7,091	$ 7,091

The accompanying notes are an integral part of these financial statements.

Prosper Marketing Group, Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2001

Note 1 - Summary of Accounting Policies:

The Company is registered with the Securities and Exchange Commission as a securities broker/dealer. The Company has been in the development stage since September 22, 1999. Its primary activity will be investment banking, principally handling private placement offerings.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

Cash Equivalents: For purposes of the statements of cash flows, all highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Income Taxes: Taxable income or loss from the operations of the Company is reported in the personal tax return of the stockholder pursuant to an election to be treated as an S corporation pursuant to the Internal Revenue Code.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period; accordingly, actual results could differ from those estimates.

Note 2 - Net Capital

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such rule. Under this rule, the Company's "aggregate indebtedness," as defined, cannot exceed 1500% of its "net capital," as defined, and net capital must be no less than $5,000. Net capital and the related percentage may fluctuate on a daily basis. At December 31, 2001, net capital was $7,082 and the percentage of aggregate indebtedness to net capital was 0.00%. Excess net capital was $2,082 at December 31, 2001.

Note 3 - Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at December 31, 2001 or at any time during the year then ended.

Note 4 - Related Party Transactions

The Company entered into a management agreement with a related party on July 1, 2001. The related entity will provide management services to the Company as well as reimbursement of certain management expenses, and will assist in the day to day operations of the Company. Expenses reimbursed to the Company during 2001 consist of professional fee reimbursements of $3,000.

Prosper Marketing Group, Inc.
(A Development Stage Company)
Computation of Net Capital Under Rule 15c3-1
December 31, 2001

Aggregate indebtedness			$ -0-
Net capital			
Stockholder's equity		$20,183	
Less: Non-allowable assets			
Accounts receivable - officer	773		
Organizational costs	3,794		
Start up costs	8,525		
Total non-allowable assets		13,092	
Net capital before haircuts on securities positions		7,091	
Less: Haircuts on securities			
Other securities		8	
Net capital			7,082
Required net capital			5,000
Excess net capital			$ 2,082
Percentage of aggregate indebtedness to net capital			0.00%

Note: There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2001.

Prosper Marketing Group, Inc.
(A Development Stage Company)
Compliance with Rule 15c3-3
December 31, 2001

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(i).

Report of Independent Certified Public Accountants
(Required by S.E.C. Rule 17a-5)

Board of Directors
Prosper Marketing Group, Inc.
(A Development Stage Company)
San Antonio, Texas

In planning and performing our audit of the financial statements of Prosper Marketing Group, Inc. (A Development Stage Company) for the year ended December 31, 2001, we considered its internal controls in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Prosper Marketing Group, Inc. (A Development Stage Company) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded

(continued)

against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls that we considered to be material weaknesses as defined above, and no facts came to our attention that the conditions for exemption from Rule 15c3-3 had not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

San Antonio, Texas
February 15, 2002